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05005620

4Q 2004 Results Report

LG Electronics Inc.

(Billions of KRW)

	2004 4Q	2004 3Q	2003 4Q
Sales	6,521	6,113	5,417
Gross Profit	1,456	1,537	1,273
Operating Income	95	355	198
Ordinary Income	8	442	-58
Net Income	144	304	-17

Outlook for 2005:

- We expect sales in FY 2005 will grow to 28~30 trillions of KRW, mainly driven by strong sales in handset.

- Investment Plan : [CAPEX] 1.7 trillions of KRW / [R&D] 1.8 trillions of KRW

** These fourth quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website: www.lge.com*

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